UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11212

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The consolidated financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve month period (the “Offering(s)”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of approximately $102.6 million and $87.3 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,769,000 and 8,411,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $479,000 of our previously qualified common shares remained available for sale (based on our current share price) under our Offering. On July 15, 2020, we qualified approximately $21.2 million of common shares under Regulation A, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.18	Form 1-U
March 31, 2018	$10.26	Form 1-U
June 30, 2018	$10.51	Form 1-U
September 30, 2018	$10.65	Form 1-U
December 31, 2018	$10.65	Form 1-U
March 31, 2019	$10.82	Form 1-U
June 30, 2019	$10.87	Form 1-U
October 1, 2019	$10.91	Form 1-U
December 31, 2019	$11.31	Form 1-U
March 31, 2020	$11.24	Form 1-U
June 30, 2020	$11.51	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On January 12, 2017, we paid our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
11/01/2016 - 11/30/2016	0.0008219178	10/26/2016	01/12/2017	3.00%	Form 1-U
12/01/2016 - 12/31/2016	0.0013698630	11/30/2016	01/12/2017	5.00%	Form 1-U
01/01/2017 - 03/31/2017	0.0022602740	12/31/2016	04/12/2017	8.25%	Form 1-U
04/01/2017 - 06/30/2017	0.0023972603	03/21/2017	07/11/2017	8.75%	Form 1-U
07/01/2017 - 09/30/2017	0.0023972603	06/26/2017	10/09/2017	8.75%	Form 1-U
10/01/2017 - 12/31/2017	0.0021917808	09/27/2017	01/09/2018	8.00%	Form 1-U
01/01/2018 - 01/31/2018	0.0021917810	12/22/2017	04/11/2018	8.00%	Form 1-U
02/01/2018 - 02/28/2018	0.0021917808	01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 - 03/31/2018	0.0019178082	02/27/2018	04/11/2018	7.00%	Form 1-U
04/01/2018 - 04/30/2018	0.0019178082	03/28/2018	07/09/2018	7.00%	Form 1-U
05/01/2018 - 05/31/2018	0.0019178082	04/30/2018	07/09/2018	7.00%	Form 1-U
06/01/2018 - 06/30/2018	0.0019178082	05/29/2018	07/09/2018	7.00%	Form 1-U
07/01/2018 - 07/31/2018	0.0019178082	06/28/2018	10/08/2018	7.00%	Form 1-U
08/01/2018 - 08/31/2018	0.0021917808	07/27/2018	10/08/2018	8.00%	Form 1-U
09/01/2018 - 09/30/2018	0.0021917808	08/24/2018	10/08/2018	8.00%	Form 1-U
10/01/2018 - 10/31/2018	0.0021917808	09/26/2018	01/07/2019	8.00%	Form 1-U
11/01/2018 - 11/30/2018	0.0021917808	10/29/2018	01/07/2019	8.00%	Form 1-U
12/01/2018 - 12/31/2018	0.0020547945	11/29/2018	01/07/2019	7.50%	Form 1-U
01/01/2019 - 01/31/2019	0.0017808219	12/27/2018	04/08/2019	6.50%	Form 1-U
02/01/2019 - 02/28/2019	0.0019178082	01/30/2019	04/08/2019	7.00%	Form 1-U
03/01/2019 - 03/31/2019	0.0023287671	02/28/2019	04/08/2019	8.50%	Form 1-U
04/01/2019 - 04/30/2019	0.0020547945	03/28/2019	07/11/2019	7.50%	Form 1-U
05/01/2019 - 05/31/2019	0.0020547945	04/30/2019	07/11/2019	7.50%	Form 1-U
06/01/2019 - 06/30/2019	0.0020547945	05/30/2019	07/11/2019	7.50%	Form 1-U
07/01/2019 - 07/31/2019	0.0020547945	06/28/2019	10/09/2019	7.50%	Form 1-U
08/01/2019 - 08/31/2019	0.0019178082	07/30/2019	10/09/2019	7.00%	Form 1-U
09/01/2019 - 10/01/2019	0.0019178082	08/29/2019	10/09/2019	7.00%	Form 1-U
10/02/2019 - 10/31/2019	0.0020547945	10/01/2019	01/13/2020	7.50%	Form 1-U
11/01/2019 - 11/30/2019	0.0017808219	10/31/2019	01/13/2020	6.50%	Form 1-U
12/01/2019 - 12/31/2019	0.0023287671	11/26/2019	01/13/2020	8.50%	Form 1-U
01/01/2020 - 01/31/2020	0.0020547945	12/23/2019	04/09/2020	7.50%	Form 1-U
02/01/2020 - 02/29/2020	0.0019863014	01/29/2020	04/21/2020	7.25%	Form 1-U
03/01/2020 - 03/31/2020	0.0023287671	02/26/2020	04/21/2020	8.50%	Form 1-U
04/01/2020 - 04/30/2020	0.0013698630	03/30/2020	07/09/2020	5.00%	Form 1-U
05/01/2020 - 05/31/2020	0.0006849315	04/29/2020	07/09/2020	2.50%	Form 1-U
06/01/2020 - 06/30/2020	0.0000000000	N/A	N/A	0.00%	N/A
07/01/2020 - 07/31/2020	0.0013698630	06/29/2020	10/21/2020	5.00%	Form 1-U
08/01/2020 - 08/31/2020	0.0016438356	07/30/2020	10/21/2020	6.00%	Form 1-U
09/01/2020 – 10/01/2020	0.0017808219	08/28/2020	10/21/2020	6.50%	Form 1-U
Weighted Average	0.0019616515(3)			7.16%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through October 1, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 1,201,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments, as well as cash flow distributions from equity method investees, rent from real estate properties, and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the six months ended June 30, 2020 and 2019, we had total net income of approximately $1.5 million and $1.2 million, respectively.

Revenue

Interest Income

For the six months ended June 30, 2020 and 2019, we earned interest income of approximately $1.9 million and $1.7 million, respectively, from our real estate debt investments. The increase in interest income is primarily attributable to the acquisition of one additional preferred equity investment in November 2019, as well as the funding of additional draws on our existing investments.

Rental Income

For the six months ended June 30, 2020 and 2019, we earned rental income of approximately $116,000 and $0, respectively, from the operations of properties held for improvement. The increase in rental income is due to the acquisition of our first consolidated real estate property in January 2020. Although the property is held for improvement, the current leases in place are generating revenue while the property is in the pre-development stage.

Equity in Earnings (Losses)

For the six months ended June 30, 2020 and 2019, we had equity in earnings (losses) of approximately $35,000 and $(258,000) from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to one-time origination costs recorded as a reduction to equity in earnings during the six months ended June 30, 2019, with no similar costs incurred during the current year.

Other Income

For the six months ended June 30, 2020 and 2019, we recognized other income of approximately $8,000 and $107,000, respectively. The decrease in other income primarily relates to the decrease in dividends earned on our money market investments due to a general decline in interest rates during the current year, as well as more cash being deployed for other real estate investments throughout the period.

Expenses

General and Administrative

For the six months ended June 30, 2020 and 2019, we incurred general and administrative expenses of approximately $135,000 and $100,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative costs is primarily attributable to higher professional fees associated with the Company’s growing asset portfolio and investor base.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and 2019, we incurred asset management fees of approximately $402,000 and $259,000, respectively. The increase in asset management fees is directly related to an increase in NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The overall increase in NAV is attributable to additional capital raised through our Offerings and the appreciation of our investments in equity method investees.

Our Investments

As of June 30, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Element Charlotte Senior Loan (6)	Charlotte, NC	Multifamily	03/26/2018	11.0%	03/22/2020	$6,575,815	78.0%	82.3%	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On January 15, 2020, the outstanding principal and interest on the Element Charlotte Senior Loan was repaid in full.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1- U)
Sandtown Controlled Subsidiary	Atlanta, GA	Multifamily	11/21/2016	12.5%	07/02/2022	$5,000,000	87.0%	82.0%	Initial
RSE TWO Controlled Subsidiary	Indian Land, SC	Multifamily	08/30/2017	13.0%	08/30/2021	$6,000,000	-	76.8%	Initial
RSE Waypoint Controlled Subsidiary	Odessa, FL	Multifamily	10/30/2017	11.0%	10/30/2020	$5,670,000	-	68.0%	Initial
Valor 19th St Controlled Subsidiary	Washington, DC	Multifamily	11/30/2017	17.0%	10/26/2025	$270,000	96.7%	-	Initial
RSE GJ Controlled Subsidiary	Atlanta, GA	Multifamily	05/01/2018	11.5%	05/01/2023	$5,000,000	-	80.7%	Initial
RSE Waypoint Hackensack Controlled Subsidiary	Hackensack, NJ	Multifamily	08/16/2018	11.3%	02/16/2022	$3,750,000	-	73.6%	Initial
Harbour Island Controlled Subsidiary	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$4,000,000	85.0%	-	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Northpoint - Persimmon Controlled Subsidiary	Alexandria, VA	Multifamily	04/27/2018	$10,257,055	Initial	N/A
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	N/A
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	N/A
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Real Property and Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial

As of June 30, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had deployed approximately $101.3 million for fifteen investments and had approximately $8.2 million in cash and cash equivalents. As of June 30, 2020, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding Company level debt (inclusive of accrued interest) of approximately $0 and $12.7 million as of September 21, 2020 and June 30, 2020, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of residential real estate markets, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Company is well positioned to withstand potential economic shocks or slowdown in the economy. First, approximately 95% of the Company’s investments are in stabilized rental property, apartment development, and industrial serving last mile ecommerce. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, the approximately 10% of our real estate invested in new apartment development (in Odessa, FL and Hackensack, NJ) are structured as preferred equity in a mezzanine position (i.e., senior to the common equity), with each project having more than $20 million (25%) in equity junior to our positions. Moreover, Starkey Ranch, in Odessa, has completed construction and is nearly fully leased up and stabilized. Third, for all apartment acquisitions, our management team has consistently sought to lock in long-term, fixed interest rates and in-place loan extensions in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly probable. Our belief is the portfolio of apartments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to maintain interest rates near zero for a number of years and continue to inject more liquidity into the market (similar to previous quantitative easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments repaid to the Company since June 30, 2020 (through September 21, 2020):

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Redemption Date (1)	Total Commitment (2)	Overview (Form 1-U)
RSE Waypoint Controlled Subsidiary(3)	Odessa, FL	Multifamily	10/30/2017	10/30/2020	$5,670,000	Initial

(1)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(2)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(3)	On September 18, 2020, the RSE Waypoint Controlled Subsidiary was repaid in full and is no longer outstanding.

Other

Event	Date	Description
Status of our Offering	09/21/2020	As of September 21, 2020, we had raised total gross offering proceeds of approximately $123.6 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,593,000 of our common shares.
Additional Contribution to National Lending	07/15/2020	On July 15, 2020, the Company made an additional contribution of approximately $1.1 million to National Lending, bringing its total contributions to approximately $4.9 million.
Payoff of Two National Lending Notes	08/05/2020	On August 5, 2020, the Company fully repaid two outstanding promissory notes to National Lending, including $6.0 million of principal and approximately $92,000 of accrued interest.
Payoff of One National Lending Note	08/26/2020	On August 26, 2020, the Company fully repaid the one remaining outstanding promissory note to National Lending, including $6.6 million of principal and approximately $10,000 of accrued interest.
Declaration of August 2020 Distributions	07/30/2020	On July 30, 2020, our Manager declared a daily distribution of $0.0016438356 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020. More information can be found here.
Declaration of September 2020 Distributions	08/28/2020	On August 28, 2020, our Manager declared a daily distribution of $0.0017808219 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2020 and ending on October 1, 2020. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$8,238	$3,507
Interest receivable	3	195
Other assets	145	21
Above-market leases, net	468	-
Accrued interest, PIK	3,723	2,654
Real estate debt investments	29,689	30,204
Investments in equity method investees	43,189	39,431
Investments in real estate held for improvement	15,375	-
Total Assets	$100,830	$76,012

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$192	$81
Due to related party	223	192
Settling subscriptions	-	35
Redemptions payable	4,607	492
Distributions payable	940	1,944
Rental security deposits and other liabilities	17	-
Interest paid in advance reserve	364	689
Note payable - related party	12,679	-
Total Liabilities	19,022	3,433

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 9,769,201 and 8,410,951 shares issued and 8,568,196 and 7,707,837 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	101,475	86,219
Redemptions - common shares	(12,660)	(7,231)
Retained Earnings (Accumulated deficit)	(7,007)	(6,409)
Total Members’ Equity	81,808	72,579
Total Liabilities and Members’ Equity	$100,830	$76,012

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
Income (loss)
Interest income	$1,909	$1,720
Rental income	116	-
Equity in earnings (losses)	35	(258)
Other income	8	107
Total income (loss)	2,068	1,569

Expenses
Depreciation and amortization	14	-
Asset management and other fees – related party	402	259
General and administrative expenses	135	100
Interest expense - related party note	5	-
Total expenses	556	359

Net income (loss)	$1,512	$1,210

Net income (loss) per common share	$0.17	$0.20
Weighted average number of common shares outstanding	8,780,324	6,065,628

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2019	7,707,837	$78,988	$(6,409)	$72,579
Proceeds from issuance of common shares	1,358,250	15,339	-	15,339
Offering costs	-	(83)	-	(83)
Distributions declared on common shares	-	-	(2,110)	(2,110)
Redemptions of common shares	(497,891)	(5,429)	-	(5,429)
Net income (loss)	-	-	1,512	1,512
June 30, 2020	8,568,196	$88,815	$(7,007)	$81,808

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2018	5,297,764	$52,877	$(3,601)	$49,276
Proceeds from issuance of common shares	1,658,973	17,810	-	17,810
Offering costs	-	(9)	-	(9)
Distributions declared on common shares	-	-	(2,379)	(2,379)
Redemptions of common shares	(181,018)	(1,877)	-	(1,877)
Net income (loss)	-	-	1,210	1,210
June 30, 2019	6,775,719	$68,801	$(4,770)	$64,031

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Six Months Ended June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$1,512	$1,210
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	14	-
Amortization of above-market leases	66	-
Equity in (earnings) losses	(35)	258
Change in assets and liabilities:
Net (increase) decrease in interest receivable	192	12
Net (increase) decrease in other assets	(22)	(21)
Net (increase) decrease in accrued interest, PIK	(1,069)	(947)
Net increase (decrease) in accounts payable and accrued expenses	19	2
Net increase (decrease) in due to related party	50	17
Net increase (decrease) in rental security deposits and other liabilities	10	-
Net increase (decrease) in interest paid in advance reserve	(325)	(325)
Net cash provided by (used in) operating activities	412	206
INVESTING ACTIVITIES:
Investment in real estate debt investments	-	(3,057)
Repayment of real estate debt investments	515	2,870
Investment in equity method investees	(4,923)	(13,180)
Distributions received from equity method investees	1,200	654
Investment in real estate held for improvement	(15,738)	-
Improvements of real estate held for improvement	(186)	-
Net cash provided by (used in) investing activities	(19,132)	(12,713)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	15,205	17,456
Proceeds from settling subscriptions	-	132
Cash paid for shares redeemed	(1,314)	(1,733)
Distributions paid	(3,015)	(1,874)
Proceeds from note payable – related party	21,600	-
Repayment of note payable – related party	(9,000)	-
Reimbursements (to) from related party	-	(42)
Offering costs paid	(25)	(9)
Net cash provided by (used in) financing activities	23,451	13,930

Net increase (decrease) in cash and cash equivalents	4,731	1,423
Cash and cash equivalents, beginning of period	3,507	4,064
Cash and cash equivalents, end of period	$8,238	$5,487

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Distributions payable	$940	$1,641
Redemptions payable	$4,607	$373
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$99	$160
Offering costs payable	$60	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2020 and the year ended December 31, 2019. We hold substantially all of our assets directly, and as of June 30, 2020 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $21.2 million of shares on July 15, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 8,568,000 and 7,708,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019 the Sponsor owned 600 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $90.0 million and $80.1 million, respectively, and the total amount of settling subscriptions was approximately $0 and $35,000, respectively. These amounts were based on a $11.24 and $10.91 per share price, respectively.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2020 and the year ended December 31, 2019, approximately $99,000 and $307,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 balance sheet and certain related disclosures are derived from the Company’s 2019 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017, so approximately $962,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2020 and December 31, 2019. During the six months ended June 30, 2020 and 2019 the Company reimbursed the Manager approximately $0 and $42,000, respectively, in offering costs. As such, no organizational and offering costs remained payable as of June 30, 2020 and December 31, 2019.

As of June 30, 2020 and December 31, 2019, the Company directly incurred cumulative offering costs of approximately $182,000 and $99,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020 and 2019.

Investments in Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes, condominiums, office space, or industrial properties that are held for redevelopment or are in the process of being renovated.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Rental Real Estate Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

Upon the acquisition of real estate held for improvement, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

The value allocated to in-place leases is amortized over the related lease term. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statement of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statement of operations.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as a rental property. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. As of June 30, 2020 and December 31, 2019, no real estate debt investments were considered impaired. As such, no impairment losses were recorded related to real estate debt investments during the six months ended June 30, 2020 and 2019.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2020 and 2019. No gross deferred tax assets or liabilities have been recorded as of June 30, 2020 and December 31, 2019.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our rent receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Accounting Standards Codification Topic 840, Leases ("Topic 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the Financial Accounting Standards Board ("FASB") issued a document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under Topic 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Entities making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period. We are evaluating this policy election and have not determined if we will evaluate any lease-related relief we provide to mitigate the economic effects of COVID-19 as a lease modification under Topic 840. As a result of COVID-19 during the six months ended June 30, 2020, we are in discussions with tenants and have granted concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. Concessions and additional lease-related relief are not material as of June 30, 2020. The nature and financial impact of future rent relief is currently unknown as negotiations are ongoing.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$39,431	$20,914
New investments in equity method investees	4,923	20,765
Distributions received	(1,200)	(1,777)
Equity in earnings (losses) of equity method investees	35	(471)
Ending balance	$43,189	$39,431

As of June 30, 2020 and December 31, 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 75% non-controlling member interest in Lake Ellenor, LLC, whose activities are carried out through the following wholly-owned asset: Enclave at Lake Ellenor, a garden-style multifamily complex in Orlando, FL, built in 1973.

(2)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(3)	Acquired in 2018, a 38% non-controlling member interest in 100 SR-RSE JV, LLC, whose activities are carried out through the following wholly-owned asset: The Mark Apartments, a multifamily complex in Alexandria, VA.

(4)	Acquired in 2018, a 26.5% non-controlling member interest in Verse JV LP, whose activities are carried out through the following wholly-owned asset: Verse at Royal Palm Beach, a multifamily complex in Royal Palm Beach, FL.

(5)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(6)	Acquired in 2019, an 88.6% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC.

(7)	Acquired in 2019, an initial 11.7% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 10, Related Party Arrangements.

As of and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Enclave at Lake Ellenor, LLC As of June 30, 2020	Fundrise Insight Two LLC As of June 30, 2020	100 SR-RSE JV, LLC As of June 30, 2020	Verse JV LP As of June 30, 2020
Real estate assets, net	$30,031	$19,881	$50,344	$45,461
Other assets	2,149	1,450	4,586	855
Total assets	$32,180	$21,331	$54,930	$46,316

Mortgage notes payable	$27,150	$15,509	$30,542	$27,904
Other liabilities	498	215	609	466
Equity	4,532	5,607	23,780	17,945
Total liabilities and equity	$32,180	$21,331	$54,931	$46,315
Company's equity investment, net	$3,469	$4,116	$10,078	$4,617

Condensed balance sheet information (continued):	Mezza JV LP As of June 30, 2020	Hampton Station Holdings, LLC As of June 30, 2020	National Lending, LLC As of June 30, 2020
Real estate assets, net	$59,184	$6,597	$-
Other assets	2,003	382	47,416
Total assets	$61,187	$6,979	$47,416

Mortgage notes payable	$39,655	$4,250	$-
Other liabilities	789	169	-
Equity	20,743	2,560	47,416
Total liabilities and equity	$61,187	$6,979	$47,416
Company's equity investment, net	$12,030	$5,010	$3,869

Condensed income statement information:	Enclave at Lake Ellenor, LLC For the Six Months Ended June 30, 2020	Fundrise Insight Two LLC For the Six Months Ended June 30, 2020	100 SR-RSE JV, LLC For the Six Months Ended June 30, 2020	Verse JV LP For the Six Months Ended June 30, 2020
Total revenue	$2,194	$1,126	$1,934	$1,937
Total expenses	2,165	1,104	1,789	1,925
Net income (loss)	$29	$22	$145	$12
Company’s equity in income (loss)	$23	$22	$-	$3

Condensed income statement information (continued):	Mezza JV LP For the Six Months Ended June 30, 2020	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2020	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$3,040	$294	$311
Total expenses	2,837	461	14
Net income (loss)	$203	$(167)	$297
Company's equity in income (loss)	$117	$(158)	$28

As of December 31, 2019 and for the six months ended June 30, 2019, the condensed financial position and results of operations of the company’s equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Enclave at Lake Ellenor, LLC As of December 31, 2019	Fundrise Insight Two LLC As of December 31, 2019	100 SR-RSE JV, LLC As of December 31, 2019	Verse JV LP As of December 31, 2019
Real estate assets, net	$29,102	$19,535	$50,697	$45,500
Other assets	591	535	3,265	686
Total assets	$29,693	$20,070	$53,962	$46,186

Mortgage notes payable	$26,849	$15,380	$29,580	$27,381
Other liabilities	1,172	194	340	294
Equity	1,672	4,496	24,042	18,511
Total liabilities and equity	$29,693	$20,070	$53,962	$46,186
Company's equity investment, net	$785	$4,271	$10,078	$4,765

Condensed balance sheet information (continued):	Mezza JV LP As of December 31, 2019	Hampton Station Holdings, LLC As of December 31, 2019	National Lending, LLC As of December 31, 2019
Real estate assets, net	$59,400	$9,643	$-
Other assets	1,699	239	19,313
Total assets	$61,099	$9,882	$19,313

Mortgage notes payable	$39,261	$4,167	$-
Other liabilities	432	220	-
Equity	21,406	5,495	19,313
Total liabilities and equity	$61,099	$9,882	$19,313
Company's equity investment, net	$12,416	$4,861	$2,255

Condensed income statement information:	Enclave at Lake Ellenor, LLC For the Six Months Ended June 30, 2019	Fundrise Insight Two LLC For the Six Months Ended June 30, 2019	100 SR-RSE JV, LLC For the Six Months Ended June 30, 2019	Verse JV LP For the Six Months Ended June 30, 2019	Mezza JV LP For the Period from June 17, 2019 (Acquisition) to June 30, 2019
Total revenue	$2,157	$1,090	$1,917	$1,771	$114
Total expenses	2,036	1,129	959	2,025	72
Net income (loss)	$121	$(39)	$958	$(254)	$42
Company’s equity in earnings (losses) of investee	$91	$(43)	$-	$(67)	$24
Company’s share of origination costs within equity	$-	$-	$-	$-	$(263)

National Lending, LLC was formed on July 1, 2019 and Hampton Station Holdings, LLC was formed on August 16, 2019. Therefore, no operating results have been presented for National Lending, LLC and Hampton Station Holdings, LLC for the six months ended June 30, 2019.

4.	Real Estate Debt Investments

As of June 30, 2020 and December 31, 2019, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt investments:	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	$30,204	$26,913
Investments(1)	-	8,088
Principal repayments(2)	(515)	(4,797)
Ending balance	$29,689	$30,204

(1)	There were no new investments during the six months ended June 30, 2020. Investments as of December 31, 2019 include one preferred equity investment added during the year ended December 31, 2019.

(2)	The principal repayment as of June 30, 2020 includes full repayment from one senior debt instrument during the six months ended June 30, 2020. The principal repayment as of December 31, 2019 includes partial repayment from one senior debt instrument during the year ended December 31, 2019.

As of June 30, 2020 and December 31, 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	7	$29,689	$-	$29,689
Balance as of June 30, 2020	7	$29,689	$-	$29,689

(1)	For preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	7	$29,689	$-	$29,689
Senior debt	1	515	-	515
Balance as of December 31, 2019	8	$30,204	$-	$30,204

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	7	$5,670	$19,749	$4,270	$-
Balance as of June 30, 2020	7	$5,670	$19,749	$4,270	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	7	$5,670	$19,749	$4,270	$-
Senior debt	1	515	-	-	-
Balance as of December 31, 2019	8	$6,185	$19,749	$4,270	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2020 and December 31, 2019, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Real Estate Held for Improvement

As of June 30, 2020 and December 31, 2019, we had one and zero investments in real estate held for improvement, respectively.

The following table presents the Company’s investment in real estate held for improvement (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Land – acquisition allocation	$15,094	$-
Building - acquisition allocation	-	-
Work in progress	281	-
Total investment in real estate held for improvement	$15,375	$-

As of June 30, 2020 and December 31, 2019, real estate held for improvement included capitalized transaction costs of approximately $243,000 and $0, respectively, which includes acquisition fees paid to the Sponsor of approximately $155,000 and $0, respectively.

6.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The impact of the acquired above-market leases decreased revenue for the six months ended June 30, 2020 and 2019 by approximately $66,000 and $0, respectively. The following table summarizes the scheduled amortization of the Company’s acquired above-market lease intangibles for each of the five succeeding years (amounts in thousands):

Above-Market Lease Amortization
Remainder of 2020	$72
2021	144
2022	144
2023	108
2024	-
Thereafter	-
Total acquired above-market lease intangibles	$468

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Accounts receivable	$12	$4
Prepaid insurance	16	-
Other prepaid expenses	16	17
In-place lease asset, net	101	-
Total other assets	$145	$21

For the six months ended June 30, 2020 and 2019, the Company recognized approximately $14,000 and $0, respectively, of amortization expense on in-place lease assets.

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2020 and the year ended December 31, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2020	Payment Date	Total Declared
February 1, 2020 through February 29, 2020	0.0019863014	$524		01/29/2020	$524	04/09/2020	$1
March 1, 2020 through March 31, 2020	0.0023287671	646		02/26/2020	646	04/09/2020	1
April 1, 2020 through April 30, 2020	0.0013698630	369		03/30/2020	-	07/09/2020	1
May 1, 2020 through May 31, 2020	0.0006849315	191		04/29/2020	-	07/09/2020	-
June 1, 2020 through June 30, 2020	0.0000000000	-		N/A	-	N/A	-
July 1, 2020 through July 31, 2020	0.0013698630	380	(2)	06/29/2020	-	10/21/2020	-
Total		$2,110			$1,170		$3

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0019178082	$303		01/30/2019	$303	04/10/2019	$1
March 1, 2019 through March 31, 2019	0.0023287671	427		02/28/2019	427	04/10/2019	1
April 1, 2019 through April 30, 2019	0.0020547945	379		03/28/2019	379	07/11/2019	-
May 1, 2019 through May 31, 2019	0.0020547945	413		04/30/2019	413	07/11/2019	1
June 1, 2019 through June 30, 2019	0.0020547945	417		05/30/2019	417	07/11/2019	1
July 1, 2019 through July 31, 2019	0.0020547945	439		06/28/2019	439	10/09/2019	-
August 1, 2019 through August 31, 2019	0.0019178082	427		07/30/2019	427	10/09/2019	1
September 1, 2019 through October 1, 2019	0.0019178082	441		08/29/2019	441	10/09/2019	1
October 2, 2019 through October 31, 2019	0.0020547945	466		10/01/2019	-	01/13/2020	-
November 1, 2019 through November 30, 2019	0.0017808219	413		10/31/2019	-	01/13/2020	1
December 1, 2019 through December 31, 2019	0.0023287671	559		11/26/2019	-	01/13/2020	1
January 1, 2020 through January 31, 2020	0.0020547945	492	(3)	12/23/2019	-	04/09/2020	-
Total		$5,176			$3,246		$8

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2)	The liability for the July 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2020 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2020.

(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2019 financial statements. This amount was subsequently determined to be approximately $515,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020 and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2020 and December 31, 2019, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $33.4 million and $32.9 million, respectively.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and 2019, the Manager incurred approximately $9,000 and $33,000 of operational costs on our behalf, respectively. Of such amounts, approximately $6,000 and $12,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2020 and 2019, we have incurred asset management fees of approximately $402,000 and $259,000, respectively. As of June 30, 2020 and December 31, 2019, approximately $216,000 and $175,000, respectively, of asset management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the six months ended June 30, 2020 and 2019, no special servicing fees were incurred.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2020 and December 31, 2019, no disposition fees were payable to the Manager. For the six months ended June 30, 2020 and 2019, no disposition fees were incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and 2019, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and 2019, fees of approximately $5,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2020 and 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2020 and December 31, 2019.

For the six months ended June 30, 2020 and 2019, the Sponsor incurred approximately $9,000 and $3,000 of operational costs on our behalf, respectively. Of such amounts, approximately $1,000 and $5,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed an aggregate amount of $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions and there were no principal draws, repayments or interest incurred during the six months ended June 30, 2020 and 2019.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Acquisition fees incurred and paid to the Sponsor	$155	$-
Total	$155	$-

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020 and December 31, 2019, the Company has contributed approximately $3.8 million and $2.2 million for an 8.1% and an 11.7% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the six months ended June 30, 2020, the Company entered into three separate promissory notes with National Lending. The first note was issued on January 15, 2020 in the principal amount of $13.0 million, the second note was issued on April 8, 2020 in the principal amount of $2.0 million, and the third note was issued on June 29, 2020 in the principal amount of $6.6 million. The first promissory note bore a 3% interest rate, and the second and third promissory notes bore a 1% interest rate. All three promissory notes were to mature one year from the date of issuance. The Company incurred approximately $5,000 in related interest expense and approximately $74,000 in capitalized interest related to real estate held for improvement during the six months ended June 30, 2020. As of June 30, 2020, the Company had outstanding accrued interest of approximately $79,000 due to National Lending.

During the year ended December 31, 2019, the Company did not enter into any promissory notes with National Lending.

11.       Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.       Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.       Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 21, 2020, for potential recognition or disclosure.

Offering

As of September 21, 2020, we had raised total gross offering proceeds of approximately $123.6 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 11,593,000 of our common shares.

The Company qualified approximately $21.2 million of shares on July 15, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

Principal Repayments

As of September 21, 2020, the Company received full repayment for one real estate investment in the amount of approximately $5.7 million plus outstanding interest.

Payoff of Promissory Notes from National Lending

On August 5, 2020, the Company fully repaid National Lending for two existing promissory notes in the amount of approximately $6.0 million, including approximately $92,000 of accrued interest.

On August 26, 2020, the Company fully repaid National Lending for one existing promissory note in the amount of approximately $6.6 million, including approximately $10,000 of accrued interest. As of September 21, 2020, there is no longer outstanding principal or accrued interest related to the promissory notes with National Lending.

Additional Contribution to National Lending, LLC

On July 15, 2020, the Company contributed an additional approximately $1.1 million to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $4.9 million, which is equivalent to approximately 9.5% ownership in National Lending as of July 15, 2020.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in real estate or interest receivable from its real estate debt investments. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix A to the Company’s Offering Circular filed on July 15, 2020)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 21, 2020.

Fundrise East Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 21, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 21, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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